Exhibit 99.1

Kamada Announces Top-line Results from its Phase 1/2 Clinical Trial of its Plasma-Derived Hyperimmune Globulin (IgG) Treatment for Coronavirus Disease (COVID-19)

•	As Previously Reported, 11 of the 12 Patients Recovered and were Discharged from Hospital; Seven Patients were Discharged at or Before Day 5 and the Remaining Four Patients were Discharged by Day 9 of Treatment
•	No Infusion-Related Reactions or Adverse Events Considered Related to Study Drug were Observed
•	Company Continues to Supply its IgG Product to Israeli Ministry of Health (IMOH) for Treatment of COVID-19 Patients in Israel
•	IMOH is Conducting a Multi-Center Clinical Study Comparing Kamada's Product to Convalescent Plasma in Hospitalized Patients
•	Company is Ramping up Production of the Product in Anticipation of a Potential Expansion of the Supply to the IMOH and Possible Demand from Additional International Markets

Rehovot, Israel, March 31, 2021 – Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived biopharmaceutical company, today announced top-line results from its Phase 1/2 open-label, single-arm, multi-center clinical trial in Israel of the Company’s anti-SARS-CoV-2 plasma-derived hyperimmune globulin (IgG) treatment for coronavirus disease (COVID-19). Interim results from this study were announced by Kamada in September 2020.

The trial, conducted as part of Kamada's global collaboration with Kedrion Biopharma, assessed the safety, anti-SARS-CoV-2 IgG levels, virus neutralization activity and other exploratory efficacy outcomes in hospitalized, non-ventilated COVID-19 patients with pneumonia. A total of 12 eligible patients (age 34-69) were enrolled in the study and received the Company’s product at a single dose of 4 grams within three to 10 days of initial symptoms. Patient were followed for 84 days post treatment.

As previously reported, 11 of the 12 patients recovered following receipt of the treatment. Seven patients were discharged from the hospital at or before day 5 post-treatment and the remaining four patients were discharged by day 9. Following the infusion of the product anti-SARS CoV-2 IgG levels in the plasma of all patients increased. The effect of the treatment on neutralization activity is being further analyzed, however, preliminary results demonstrated that the IgG level increase was associated with enhanced neutralization activity.

The Company’s IgG product demonstrated a favorable safety profile, and there were no infusion-related reactions or adverse events considered related to study drug. There were two serious adverse events in the study, both were considered not related to the study drug. One patient died on day 37 post-treatment due to complications from COVID-19. Another patient was diagnosed post-discharge with pulmonary embolism on day 7 of the study. The patient was re-hospitalized, treated with anticoagulation therapy, recovered within two days, and was subsequently discharged from the hospital.

In January 2021, the Israeli Ministry of Health (IMOH) initiated a multi-center clinical study of Kamada's COVID-19 IgG product. The study is enrolling hospitalized patients with moderate to severe COVID-19 illness. Enrolled patients are randomized 1:1 to receive either 4 grams of Kamada's IgG product or two units of convalescent plasma. Planned follow-up is 14 days. To date more than 100 patients were enrolled into this study. The lead study investigator is Dr. Yasmin Maor, Head of the Infectious Disease Unit at the Wolfson Medical Center.

“We believe the top-line results of our Phase 1/2 study are indicative of the potential of our plasma-derived IgG product to be a safe and effective treatment for hospitalized COVID-19 patients,” said Amir London, Kamada’s Chief Executive Officer. "Along with our partner, Kedrion Biopharma, we will evaluate the results of the ongoing multi-center clinical study being conducted by the IMOH, which are expected later in 2021, in order to determine the next steps with respect to our COVID-19 IgG clinical development program. In the interim, under our existing agreement, we continue to supply the product to the IMOH for the treatment of COVID-19 patients in Israel.”

The initial order from the IMOH for the product is sufficient to treat approximately 500 hospitalized patients and is expected to generate approximately $3.4 million in revenue for Kamada. The therapy is available nationwide in Israel and patients are being treated as part of the IMOH's clinical study, or on a named-patient basis. The Company is accelerating the manufacturing of the product by utilizing plasma collected in the U.S. by Kedrion. This scaled up manufacturing, at Kamada's commercial scale production line, will support potential expansion of the IMOH supply agreement and possible demand from additional international markets.

Plasma-derived polyclonal IgG products, such as the one developed by Kamada, are considered to have multiple advantages over convalescent plasma transfusion, such as standardized antibody levels, higher potency with better consistency, and higher antibody repertoire; potentially including antibodies for different virus variants due to the plasma being pooled from multiple donors who were infected in different regions. Other comparative benefits of plasma-derived polyclonal IgG products include extensive viral inactivation processing, the absence of a blood-type matching requirement, smaller infusion volumes, the ability to be produced in large quantities, an expected longer shelf life, and preferred storage conditions.

About Kamada

Kamada Ltd. (the “Company”) is a global specialty plasma-derived biopharmaceutical company with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from its current commercial products, its plasma-derived development pipeline and its manufacturing expertise, while evolving into a vertically integrated plasma-derived company. The Company’s two leading commercial products are GLASSIA® and KEDRRAB®. GLASSIA was the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited ("Takeda") and in other countries through local distributors. Pursuant to an agreement with Takeda, the Company will continue to produce GLASSIA for Takeda through 2021 and Takeda will initiate its own production of GLASSIA for the U.S. market in 2021, at which point Takeda will commence payment of royalties to the Company until 2040. KEDRAB is an FDA approved anti-rabies immune globulin (Human) for post-exposure prophylaxis treatment. KEDRAB is being marketed in the U.S. through a strategic partnership with Kedrion S.p.A. The Company has additional four plasma-derived products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has two leading development programs; a plasma-derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19) and an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added nine biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2025. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) belief that the Company’s IgG product has demonstrated favorable safety profile; 2) belief that preliminary analysis of antibody neutralization activity suggests increased activity post treatment; 3) belief that the top-line results are indicative of the potential of our plasma-derived IgG product to be a safe and effective treatment for hospitalized COVID-19 patients; 4) expectation that the results of the ongoing multi-center clinical study currently conducted by the IMOH, are expected later in 2021; 5) expectation that the initial order of Kamada’s investigational hyperimmune IgG product to the IMOH will be sufficient to treat approximately 500 patients in Israel; 6) expectation that the supply of the product to the IMOH will generate approximately $3.4 million in revenue; 7) the ramping up of manufacturing of Kamada’s plasma derived COVID-19 product in anticipation of a potential expansion of the IMOH supply agreement and possible demand from additional international markets; and 8) statements that a plasma-derived IgG product, as developed by Kamada, has multiple advantages over convalescent plasma transfusion. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, including its effect and duration, availability of sufficient raw materials (including convalescent plasma) required to continue manufacturing of the plasma-derived hyperimmune IgG product for COVID-19, competition from other products for the treatment of COVID-19 patients;; ability to conduct clinical trials in light of restrictions during COVID-19, ability to obtain regulatory approval for a clinical trials of the plasma-derived immunoglobulin IgG product for COVID-19, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com